FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 12 May 2017
Exhibit No. 2	Capital Reorganisation - notice of petition dated 16 May 2017
Exhibit No. 3	Deutsche Bank Global Financial Services Conference dated 30 May 2017
Exhibit No. 4	Total Voting Rights dated 31 May 2017

Exhibit No. 1

12 May 2017

The Royal Bank of Scotland Group plc

Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") in accordance with Article 19 of the EU Market Abuse Regulation 596/2014

1. The Royal Bank of Scotland Group plc (the "Company") announces that ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) were delivered to PDMRs on 12 May 2017, as set out below.

    Unless otherwise stated, the Shares delivered represent payment of a fixed share allowance for the six month period ending 30 June 2017 and have been calculated using a share price of £2.6642.

    The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Mark Bailie	Chief Operating Officer	150,139	70,566	79,573
Helen Cook 1	Chief HR Officer	19,941	9,373	10,568
Christopher Marks	Chief Executive, NatWest Markets	150,139	70,566	79,573
Leslie Matheson	Chief Executive, Personal & Business Banking	112,605	52,925	59,680
Ross McEwan	Chief Executive	187,674	88,207	99,467
Simon McNamara	Chief Administrative Officer	121,988	57,335	64,653
Alison Rose	Chief Executive, Commercial & Private Banking	136,064	63,951	72,113
David Stephen	Chief Risk Officer	131,372	61,745	69,627
Ewen Stevenson	Chief Financial Officer	150,139	70,566	79,573
David Wheldon	Chief Marketing Officer	42,227	19,847	22,380

1 Helen Cook's fixed share allowance represents payment for the three month period ending 30 June 2017, which coincides with her appointment into role.

       The above transactions took place outside of a trading venue. The opening price on the date that the Shares were delivered and some were withheld to meet associated tax liabilities was £2.6010. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

2. The Company announces that on 11 May 2017 Ross McEwan, Chief Executive, transferred 27,602 Shares to charity for nil consideration. The transfer is in line with the commitments Mr McEwan made in February 2015 and February 2016 to transfer all of his 2015 fixed share allowance and half of his 2016 fixed share allowance to charity. Following the transfer to charity, Mr McEwan has relinquished all legal and beneficial  rights to the Shares. The transfer took place outside of a trading venue.

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Exhibit No. 2

16 May 2017

Capital reorganisation - notice of petition

The Royal Bank of Scotland Group plc ("the Company") announced its intention alongside its Q3 2016 results to propose a resolution to shareholders to cancel the Company's share premium account and capital redemption reserve (the "Resolution"), subject to the confirmation of the Court of Session (the "Court"). At the Company's Annual General Meeting ("AGM") on 11 May 2017, the Resolution was passed.

As at the date of the AGM, the balance of the Company's share premium account was GBP25.8 billion and the balance of the capital redemption reserve was GBP4.5 billion. The effect of the capital reorganisation, if duly sanctioned by the Court, will be to increase the Company's retained earnings by an equal amount.

On 11 May 2017, a Petition was presented to the Court seeking an order confirming the cancellation of the Company's share premium account and capital redemption reserve. A copy of the notice of the Company's application is set out below.

NOTICE OF APPLICATION TO THE COURT

"THE ROYAL BANK OF SCOTLAND GROUP PLC

Company Number: SC045551

Notice is hereby given that, on 11 May 2017, a Petition was presented to the Court of Session in Edinburgh (the "Court") by The Royal Bank of Scotland Group plc (the "Company"), a public company registered in Scotland under the company number SC045551 and with its registered office at 36 St. Andrew Square, Edinburgh, EH2 2YB, seeking an order confirming the cancellation of its share premium account and the cancellation of its capital redemption reserve (together, the "Reduction"), which were approved by a special resolution of the Company passed on 11 May 2017.

On 12 May 2017, the Court ordered (i) that the Petition be advertised once in each of The Edinburgh Gazette, The Scotsman, the Financial Times (UK and International editions) and The New York Times, and (ii) that any person claiming an interest in the Reduction lodge Answers to the Petition, if so advised, at the offices of the Court, 2 Parliament Square, Edinburgh EH1 1RQ within 21 days of the publication of the last of those advertisements. As the last of those advertisements is expected to be published on 16 May 2017, the deadline for lodging Answers to the Petition is expected to be on 6 June 2017.

Any such person may wish to seek independent legal advice. In accordance with its practice, the Court is also likely to consider any other objections which are made to it, in writing or in person at the hearing of the Petition to confirm the Reduction. That hearing is expected to take place at the Court on 15 June 2017. Should that date change, the new date will be advertised on the website of The Royal Bank of Scotland Group plc at http://investors.rbs.com/. A copy of this advertisement will also be available on that same web page.

CMS Cameron McKenna Nabarro Olswang LLP

Saltire Court

20 Castle Terrace

Edinburgh

EH1 2EN

Solicitors to The Royal Bank of Scotland Group plc"

Information regarding our 2017 AGM can be found at:

www.investors.rbs.com/shareholder-centre/shareholder-meetings

For further information, please contact:

RBS Investor Relations

Matthew Richardson

Head of Debt Investor Relations

Tel: +44 (0) 20 7678 1800

Legal Entity Identifier: 2138005O9XJIJN4JPN90

ENDS

Exhibit No. 3

The Royal Bank of Scotland Group plc "RBS" - Deutsche Bank Global Financial Services Conference

Alison Rose, RBS CEO Commercial & Private Banking, will participate in a fireside chat at the Deutsche Bank Global Financial Services Conference in New York on Tuesday 30th May at 9.15am (EDT). An audio webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 or investor.relations@rbs.com.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 May 2017:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 May 2017
Ordinary shares of £1	11,876,058,017	4	47,504,232,068
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,876,958,017		47,507,832,068

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

31 May 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary